Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

September 22, 2020

Division of Corporation Finance Office of Trade & Services U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Orisun Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed August 21, 2020 File No. 001-39014

Dear SEC Officers:

On behalf of our client, Orisun Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated September 9, 2019 (the “Staff’s Letter”) regarding the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). Contemporaneously, we are filing the amended Proxy Statement via Edgar (the “Amended Proxy Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Proxy Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Preliminary Proxy Statement on Schedule 14A filed August 21, 2020

Questions and Answers about the Business Combination and the Special Meeting, page 4

1.	We note the proposed reincorporation from Delaware to the Cayman Islands. It appears that the transaction would not be exempt under the Securities Act and would need to be registered. Please revise your filing accordingly using the appropriate forms to register the transaction or tell us why this transaction is not required to be registered under the federal securities laws.

Response:      Ucommune International Ltd filed a registration statement on August 19, 2020 (File No. 333-248191). An amendment is being filed concurrently with the submission of this letter.

Background of the Business Combination, page 89

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2.	With respect to each of the eight targets originally identified for potential business combination, please identify and describe the role(s), if any, of Chardan and Qmis Finance Limited.

Response:      The disclosure on pages 89 and 90 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

3.	With respect to the April 22 meeting, please describe why Dr. Mao expected the company to receive strong support from its existing and new investors and business partners for the SPAC merger transaction.

Response:      The disclosure on page 90 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

4.	With respect to the April 22 meeting, please provide additional detail on how management compared the merits and risks of Target No. 1 and Ucommune.

Response:      The disclosure on pages 90 and 91 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

5.	Please provide additional detail regarding Chardan’s initial valuation of Ucommune on April 22 and provide a basis for your belief that Chardan’s April 22 valuation represented over 75% discount to Ucommune’s most recent equity valuation.

Response:      The disclosure on page 91 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

6.	Please provide additional detail regarding the changes in valuation among the April 22, April 23, April 24 and April 25 valuations ranging from $620 million to $730 million.

Response:      The disclosure on page 91 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

7.	Please revise to disclose the discussions and negotiations relating to the particular terms of the earn-out shares and new investments closing condition presented in the April 25 LOI and discussed further on June 18 - June 21.

Response:      The disclosure on pages 92 and 93 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

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8.	Please describe the major commercial terms that were resolved on April 26.

Response:      The disclosure on page 91 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

9.	Please describe the particular details of discussions between May 8 and June 15 relating to Ucommune’s cash management, existing debt obligations, related party transactions, and COVID-19’s impact on the business and feasibility of its future business plans. Please disclose the particular concerns with respect to each item and how these concerns impacted negotiations.

Response:      The disclosure on page 92 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Orisun’s Board of Director’s Reasons for Approving the Business Combination, page 93

10.	We note that Ucommune provided Orisun with certain financial projections, which were reviewed by the board and the financial advisor. Please disclose all material projections shared with Orisun and discuss all material assumptions underlying these projections and estimates.

Response:      The disclosure on page 96 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

11.	Please revise to describe the particular details of each of the following which were reviewed by the board as part of its decision to recommend the transaction:

●	Ucommune’s revenue model and unit economics;

●	Ucommune’s investor support and future capital markets strategy; and

●	Ucommune’s total addressable market, its key competitors, competitive advantages, barriers of entry, and target market share.

Response:      The disclosure on pages 93, 94 and 95 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Selected Public Comparable Company Analysis, page 95

12.	Please provide the basis for the companies that were chosen, including the particular quantitative and qualitative metrics used in making the selection. Please also disclose the underlying data for each of the companies that was used to calculate the revenue multiples, and how this information was used to determine the implied enterprise value for Ucommune. Please provide similar information for the Selected Precedent Transactions Analysis.

Response:      The disclosure on page 95 and 99 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

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13.	Please provide the basis for applying the 15% private to public discount to the initial valuation ranges.

Response:      The disclosure on page 98 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

14.	Please describe the differences between the original and updated revenue projections received on June 25, including differences in the underlying assumptions, details of the accelerated plan to eliminate less profitable segments, and details and assumptions of the business recovery outlook post-COVID-19. Please also explain why the board was convinced that despite the prolonged and uncertain recovery from COVID-19, Ucommune’s market leadership and business fundamentals would remain strong in the next 3-5 years.

Response:      The disclosure on page 99 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

15.	Please revise to disclose the details of the risk that Ucommune may not have enough liquidity for servicing its loan payment, including quantification of the debt service obligation and the potential negative impact on the combined company. Please also revise the Background section to include any discussions of this risk.

Response:      The disclosure on pages 27 and 92 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner